CORPORATE HEADQUARTERS 8020 ARCO CORPORATE DRIVE SUITE 400 RALEIGH, NC 27617	919.431.1000 919.431.1199 FAX BuildWithBMC.com

VIA EDGAR
May 28, 2019
Division of Corporation Finance
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Washington, DC 20549
Attn: Mindy Hooker and Kevin Stertzel
Re:    BMC Stock Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed on February 28, 2019
File No. 1-36050
Ladies and Gentlemen:
BMC Stock Holdings, Inc. (the “Company,” “we” or “our”) has received the comment letter dated May 14, 2019, from the staff of the Division of Corporation Finance (“Staff”), and the following represents our response to the Staff’s comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment.
Item 1. Business, page 2

1.
We note the disclosure on page 29 which indicates that a lower backlog of projects at the beginning of the year impacted the results of operations for the year ended December 31, 2018. Please tell us what consideration you gave to including Backlog disclosures in your filing. Reference Item 101(c)(1)(viii) of Regulation S-K.

In response to the Staff’s comment, the Company acknowledges that it has considered Item 101(c)(1)(viii) of Regulation S-K (“Item 101”) and its requirement to, “[t]o the extent material to an understanding of the registrant’s business taken as a whole,” disclose certain information with respect to “backlog orders believed to be firm.” However, for the reasons outlined below, the Company respectfully advises the Staff that it does not believe any additional disclosure is required.

The Company was not using the term “backlog” as contemplated by Item 101 when it used the term in the disclosure on page 29 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2018. Instead, the Company’s use of the term “backlog” was meant to describe a lower overall level of demand from its multi-family customers at the beginning of 2018 due to a slowdown in multi-family housing starts during 2017 rather than any specific decrease in the number or aggregate amount of “backlog orders believed to be firm.” Additionally, the Company confirms to the Staff that its “backlog orders believed to be firm” as contemplated by Item 101 and the aggregate amount thereof are not material to an understanding of the Company’s business taken as a whole. Approximately 78% of the Company’s net sales for the year ended December 31, 2018 was generated from the distribution of building products. The Company generally does not receive firm orders from its customers for its distribution sales until shortly before the product is delivered to or picked up by the customer, and as such, there is no material backlog for this revenue stream. Certain of the Company’s construction services contracts are longer in duration, but generally less than one year. The Company does not consider unsatisfied performance obligations at a given point of time related to these contracts to be a significant indicator of the level of future sales activity. Furthermore, the Company does not reference backlog in its internal reporting or analyses, and backlog is not a metric generally used within the Company’s industry.

Critical Accounting Policies
Valuation of goodwill, long-lived assets and amortizable other intangible assets, page 40

2.
We note your disclosure that you did not recognize any impairment during the year ended December 31, 2018. Please tell us whether any of your reporting units had a fair value that was not substantially in excess of the carrying value. If this circumstance exists in future reporting periods, please revise periodic disclosures to identify the reporting unit, disclose the amount of goodwill allocated to the reporting unit, and disclose the percentage by which fair value exceeded carrying value. For the reporting units where fair value substantially exceeds carrying value, please disclose that fact.

The Company completes its annual goodwill impairment assessment during the third quarter of each year. The Company’s impairment testing completed during the third quarter of 2018 indicated that the fair value of each of the Company’s reporting units substantially exceeded its carrying value. The reporting unit with the carrying value closest to fair value had a fair value that was approximately 40% higher than the unit’s carrying value. In future filings, the Company will disclose with respect to its reporting units, as applicable, either that the fair value was substantially in excess of its carrying value, or, to the extent the fair value of a reporting unit was not substantially in excess of its carrying value, the amount of goodwill allocated to the reporting unit and the percentage by which fair value exceeded carrying value.

Notes to the Consolidated Financial Statements, page 50

3.
Regarding the risk factor disclosed on page 20 that discusses your status as a holding company and reliance on distributions from your subsidiaries as your source of cash flow, please explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X.

The risk factor referenced in the Staff's comment highlights the risk to investors associated with the fact that the Company is a holding company and relies on distributions from its operating subsidiaries for cash to fund its operations, meet its obligations and pay any future dividends to its stockholders. The ability of the Company's subsidiaries to make distributions to it may be limited by the ability of the Company's operating subsidiaries to generate cash flows from operations. There are not, however, any contractual restrictions in the Company's debt agreements or otherwise or legal or regulatory restrictions that limit the ability of the Company's operating subsidiaries to distribute funds to the Company. Therefore, no disclosures or schedules are required under Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X.

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If you have any questions or further comments, please contact me at 919-431-1000.

Sincerely,

/s/ James F. Major, Jr.
James F. Major, Jr.
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Audit Committee of the Board of Directors of BMC Stock Holdings, Inc.
David E. Flitman, President and Chief Executive Officer
Timothy D. Johnson, Executive Vice President, General Counsel and Corporate Secretary

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